UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Zayo Group Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share (Title of Class of Securities)

98919V105

(CUSIP Number)

Colony Capital Operating Company, LLC

Attention: Ronald M. Sanders, Esq.

515 S. Flower Street, 44th Floor

Los Angeles, CA 90071

310-282-8820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons COLONY CAPITAL OPERATING COMPANY, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 25,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,000
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) Less than 0.1%
14	Type of Reporting Person (See Instructions) OO

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1	Names of Reporting Persons COLONY CAPITAL, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MARYLAND

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 25,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,000
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) Less than 0.1%
14	Type of Reporting Person (See Instructions) CO

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Item 1.	Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of Zayo Group Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1821 30th Street, Unit A, Boulder, Colorado 80301.

Item 2.	Identity and Background.

This statement on Schedule 13D is filed on behalf of Colony Capital Operating Company, LLC, a Delaware limited liability company (“CCOC”), and Colony Capital, Inc., a Maryland corporation (“Colony Capital,” and collectively with CCOC, the “Reporting Persons”).  Colony Capital is a leading global investment management firm, and the sole managing member of its operating company, CCOC. The principal business address of the Reporting Persons is 515 S. Flower Street, 44th Floor, Los Angeles, California 90071.

During the past five years, neither of the Reporting Persons and, to their knowledge, none of the directors and executive officers listed on Annex A hereto, (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information set forth in Annex A hereto is incorporated by reference in this Item 2.

Item 3.	Source and Amount of Funds or Other Consideration.

The 25,000 shares of Common Stock reported herein were acquired in the open market by an investment fund affiliated with Colony Capital using the fund’s available cash.

On May 8, 2019, the Issuer, Front Range TopCo, Inc. (“Parent”), a Delaware corporation, and Front Range BidCo, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) for the Issuer to be acquired by a consortium of private equity funds including affiliates of EQT Infrastructure IV, Digital Colony Partners, LP (“DCP”) and DC Front Range Holdings I, LP (“DC Front Range”), as well as FMR LLC (“FMR”). DCP and DC Front Range are investment vehicles sponsored by Digital Colony GP, LLC (“DC”), which in turn is a joint venture between CCOC and its affiliates and Digital Bridge Holdings, LLC.

It is anticipated that the funding for the transactions (the “Transactions”) contemplated by the Merger Agreement will include (1) equity financing of up to approximately $6.388 billion in cash to be contributed to Parent by (A) affiliates of EQT Infrastructure IV (collectively the “EQT Funds”), (B) DCP and DC Front Range and/or their affiliates and (C) FMR and/or its affiliates and (2) debt financing consisting of up to approximately $9.000 billion to be provided by Credit Suisse AG, Credit Suisse Loan Funding LLC, Morgan Stanley Senior Funding, Inc., Citigroup Global Markets Inc., Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., SunTrust Robinson Humphrey, Inc., SunTrust Bank, The Toronto-Dominion Bank, New York Branch and TD Securities (USA) LLC (the “Debt Financing Parties”) pursuant to a debt commitment letter among Parent and the Debt Financing Parties.

Pursuant to equity commitment letters executed by DCP and DC Front Range (the “DCP Equity Commitment Letters”), DCP and DC Front Range have severally agreed, on the terms and subject to the conditions contained therein, to contribute to Parent up to approximately $1.700 billion and $1.245 billion, respectively, and certain co-investors have entered into subscription agreements and/or equity commitment agreements (the “Subscription Agreements”), pursuant to which each such co-investor has agreed with DC Front Range GP, LLC, an affiliate of DCP, to contribute, on demand, amounts up to their respective capital commitments, or an aggregate of approximately $1.245 billion, to DC Front Range, which will in turn invest substantially all of its funds in the Issuer at the Effective Time (as defined in the Merger Agreement) to fund the transactions contemplated by the Merger Agreement.

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The foregoing description of the DCP Equity Commitment Letters and the Subscription Agreements in this Item 3 is qualified in its entirety by reference to the DCP Equity Commitment Letters and forms of Subscription Agreements included as Exhibits 99.2, 99.3, 99.4 and 99.5 and incorporated by reference herein.

Item 4.	Purpose of Transaction.

The Merger Agreement

On May 8, 2019, the Issuer entered into the Merger Agreement with Parent and Merger Sub, which provides for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent.

At the Effective Time, each share of Common Stock, that is outstanding immediately prior to such time (other than (i) Shares of Common Stock owned by Parent, Merger Sub, the Issuer (including any Shares of Common Stock held in the treasury of the Issuer) or by any direct or indirect wholly owned subsidiary of Parent, Merger Sub or the Issuer, or (ii) Shares of Common Stock held by stockholders of the Issuer who not have voted in favor of the Merger and who are entitled to demand and properly demand their statutory rights of appraisal in accordance with the Delaware General Corporation Law) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $35.00 per share without interest. Consummation of the Merger is subject to approval of the Issuer’s stockholders and certain additional conditions.

Consummation of the Merger is subject to certain customary closing conditions, including, without limitation, obtaining the Company Stockholder Approval (as defined in the Merger Agreement), the absence of certain legal impediments, the expiration or termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, review and clearance by the Committee on Foreign Investment in the United States, certain foreign antitrust regulatory approvals and certain other filings and approvals (together, “Required Governmental Approvals”).

The Issuer has made customary representations and warranties in the Merger Agreement and has agreed to customary covenants regarding the operation of the business of the Issuer and its subsidiaries. The Issuer is also subject to customary restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide non-public information to, and participate in discussions and engage in negotiations with, third parties regarding alternative acquisition proposals, with customary exceptions.

The Merger Agreement contains certain customary termination rights for the Issuer and Parent, including the right to terminate the Merger Agreement to accept a superior proposal subject to compliance with certain procedures specified in the Merger Agreement. Upon termination of the Merger Agreement under certain specified circumstances, the Issuer will be required to pay Parent a termination fee of approximately $209.7 million (the “Issuer Termination Fee”).

If the Merger Agreement is terminated (A) (i) by either Parent or the Issuer because the Company Stockholder Approval was not obtained at the Company Stockholders Meeting (as defined in the Merger Agreement) or (ii) by Parent if there has been a breach of any representation, warranty or covenant by the Issuer causing a closing condition not to have been satisfied which is not capable of being cured in all material respects by at least 30 days from the delivery of written notice to the Issuer of such breach, or if earlier, by May 8, 2020 (the “End Date”), (B) any Alternative Acquisition Proposal (as defined in the Merger Agreement) has been made known to the Issuer or publicly announced by any Person (as defined in the Merger Agreement) (other than by Parent, Merger Sub or their respective affiliates) and, in either case, not withdrawn after the date of the Merger Agreement but prior to such termination or, prior to the Company Stockholders Meeting, and (C) the Issuer, within 12 months of the termination date of the Merger Agreement, enters into a definitive agreement with respect to any proposal for the acquisition of 50% or more of the Issuer or consummates such proposal, then within 2 business days of the earlier of entering into such definitive agreement or consummation of such proposal, the Issuer shall pay to Parent by wire transfer of immediately available funds the Issuer Termination Fee.

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The Merger Agreement also provides that, upon termination of the Merger Agreement under other specified circumstances, Parent will be required to pay the Issuer a termination fee of approximately $419.4 million (the “Parent Termination Fee”). If the Merger Agreement is terminated by the Issuer because (i) there has been a breach of representation, warranty or covenant by Parent or Merger Sub that would cause the closing condition not to be satisfied, which is not cured or reasonably capable of being cured in all material respects by at least 30 days from the delivery of written notice to the Issuer of such breach or if earlier, by the End Date, or (ii) all of the mutual conditions to closing have been satisfied, the Issuer has satisfied all of its closing conditions, the Issuer irrevocably confirms that it is ready to close, and Parent and Merger Sub fail to consummate the Merger within three business days, then, in each of case (i) or (ii), the Parent Termination Fee will become payable by Parent to the Issuer.

In addition to the foregoing, and subject to certain limitations, the Issuer or Parent may terminate the Merger Agreement if the Merger is not consummated by the End Date, provided, however, that if, on such date, the Required Governmental Approvals have not been satisfied but all other conditions to closing other than those conditions, which by their nature are to be satisfied at the closing, each of which is, as of such date, capable of being satisfied if the closing were to occur at such time, then the End Date will be automatically extended to August 8, 2020 and the right to terminate the Merger Agreement will not be available to a party if the failure of the Merger to have been consummated on or before the End Date was caused by the failure of such party to perform any of its obligations under this Agreement.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement included as Exhibit 99.6 and incorporated by reference herein.

General

The Reporting Persons acquired beneficial ownership over the securities described as beneficially owned in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the limitations referenced in the Merger Agreement, the Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, subject to the limitations in the Merger Agreement, the Reporting Persons may engage in discussions with management, the board of directors and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors of the Issuer.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed the beneficial owners of 25,000 shares of Common Stock held by an investment fund of Colony Capital, which represent less than 0.1% of the Issuer’s outstanding Common Stock.

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(b)

CCOC has:

(i) sole power to vote or direct the vote of no shares of Common Stock;

(ii) shared power to vote or direct the vote of 25,000 shares of Common Stock;

(iii) sole power to dispose or direct the disposition of no shares of Common Stock; and

(iv) shared power to dispose or direct the disposition of 25,000 shares of Common Stock.

Colony Capital has:

(i) sole power to vote or direct the vote of no shares of Common Stock;

(ii) shared power to vote or direct the vote of 25,000 shares of Common Stock;

(iii) sole power to dispose or direct the disposition of no shares of Common Stock; and

(iv) shared power to dispose or direct the disposition of 25,000 shares of Common Stock.

(c) There have been no transactions with respect to the Common Stock during the sixty days prior to the date hereof by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

The information set forth in Annex A hereto is incorporated by reference in this Item 5.

As a result of the execution and delivery of the Subscription Agreements, DCP may be deemed to have formed a “group” as such term is used in Regulation 13D under the Act with each of certain of the co-investors who have committed to contribute amounts to DC Front Range pursuant to the Subscription Agreements, including being deemed to have formed such a group with BlackRock, Inc., as a result of such commitment by certain funds managed by subsidiaries of BlackRock, Inc.  The Reporting Persons disclaim any membership in a group with BlackRock, Inc.  BlackRock, Inc. has separately filed a Schedule 13D reporting its beneficial ownership of shares of Common Stock. The beneficial ownership of the Reporting Persons does not include any shares of Common Stock which may be beneficially owned by any of these other investors and each of the Reporting Persons disclaims beneficial ownership over any such shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the Joint Filing Agreement, dated May 17, 2019, that has been entered into by the Reporting Persons, the information in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 –	Joint Filing Agreement, dated May 17, 2019, between Colony Capital and CCOC

Exhibit 99.2 –	Equity Commitment Letter of DCP

Exhibit 99.3 –	Equity Commitment Letter of DC Front Range

Exhibit 99.4 –	Form of Subscription Agreement

Exhibit 99.5 –	Form of Equity Commitment Letter of Co-Investor

Exhibit 99.6 –	Agreement and Plan of Merger, dated as of May 8, 2019, by and among the Issuer, Parent and Merger Sub. (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 9, 2018)

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 17, 2019

COLONY CAPITAL OPERATING COMPANY, LLC

By:	/s/ Mark M. Hedstrom
Name: Mark M. Hedstrom
Title: Vice President

COLONY CAPITAL, INC.

By:	/s/ Mark M. Hedstrom
Name: Mark M. Hedstrom
Title: Executive Vice President, Chief Financial Officer and Chief Operating Officer

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ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS

COLONY CAPITAL, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of Colony Capital, Inc. Each director and executive officer is a citizen of the United States. The business address of each director and executive officer is c/o Colony Capital, Inc., 515 S. Flower Street, 44th Floor, Los Angeles, CA 90071. To the best of Colony Capital, Inc.’s knowledge, none of its directors or executive officers beneficially owns any shares of Common Stock of the Issuer and none of its directors or executive officers has engaged in any transactions in the shares of such Common Stock during the past 60 days.

Directors	Principal Occupation

Thomas J. Barrack, Jr.	Director, Colony Capital, Inc. Executive Chairman, Chief Executive Officer Colony Capital, Inc.

Douglas Crocker II	Director, Colony Capital, Inc. Managing Partner DC Partners LLC

Nancy A. Curtin	Director, Colony Capital, Inc. Chief Investment Officer and Head of Investments Close Brothers Asset Management

Jon A. Fosheim	Director, Colony Capital, Inc. Private Investor

Craig M. Hatkoff	Director, Colony Capital, Inc. Co-Founder Tribeca Film Festival

Justin Metz	Director, Colony Capital, Inc. Managing Principal Related Companies

Raymond C. Mikulich	Director, Colony Capital, Inc. Managing Partner Ridgeline Capital Group, LLC

George G. C. Parker	Director, Colony Capital, Inc. Professor Stanford University’s Graduate School of Business

Charles W. Schoenherr	Director, Colony Capital, Inc. Managing Director Waypoint Residential, LLC

John L. Steffens	Director, Colony Capital, Inc. Founder Spring Mountain Capital, LP

John A. Somers	Director, Colony Capital, Inc. Private Investor

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Executive Officers	Title

Thomas J. Barrack, Jr.	Executive Chairman and Chief Executive Officer Colony Capital, Inc.

Darren J. Tangen	President Colony Capital, Inc.

Mark M. Hedstrom	Executive Vice President, Chief Financial Officer, Chief Operating Officer and Treasurer Colony Capital, Inc.

Ronald M. Sanders	Executive Vice President, Chief Legal Officer and Secretary Colony Capital, Inc.

Kevin P. Traenkle	Executive Vice President and Chief Investment Officer Colony Capital, Inc.

Neale W. Redington	Chief Accounting Officer Colony Capital, Inc.

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COLONY CAPITAL OPERATING COMPANY, LLC

The following sets forth the name and position of each executive officer of Colony Capital Operating Company, LLC. Each executive officer is a citizen of the United States. The business address of each executive officer is c/o Colony Capital Operating Company, LLC, 515 S. Flower Street, 44th Floor, Los Angeles, CA 90071. To the best of Colony Capital Operating Company, LLC’s knowledge, none of its executive officers beneficially owns any shares of Common Stock of the Issuer and none of its executive officers has engaged in any transactions in the shares of such Common Stock during the past 60 days.

Executive Officers	Title

Thomas J. Barrack, Jr.	Chairman, Chief Executive Officer

Darren J. Tangen	President

Mark M. Hedstrom	Vice President, Treasurer

Ronald M. Sanders	Vice President, Secretary

Neale W. Redington	Vice President

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EXHIBIT INDEX

Exhibit 99.1 –	Joint Filing Agreement, dated May 17, 2019, between Colony Capital and CCOC

Exhibit 99.2 –	Equity Commitment Letter of DCP

Exhibit 99.3 –	Equity Commitment Letter of DC Front Range

Exhibit 99.4 –	Form of Subscription Agreement

Exhibit 99.5 –	Form of Equity Commitment Letter of Co-Investor

Exhibit 99.6 –	Agreement and Plan of Merger, dated as of May 8, 2019, by and among the Issuer, Parent and Merger Sub. (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 9, 2018)

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